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EXHIBIT 11  STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

(dollars in thousands, except per share amounts)


Net Income..................................    $    52,235

Weighted Average Equivalent

  Shares Outstanding:

    Average Outstanding Shares..............     24,410,976

    Common Stock Equivalents(1).............        142,611

    Weighted Average Equivalent Shares......     24,553,587

Earnings Per Share..........................    $      2.13

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(1) Represents options.